

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2022

Rodrigo Brumana
Chief Financial Officer
Poshmark, Inc.
203 Redwood Shores Parkway , 8th Floor
Redwood City, California 94065

> **Re: Poshmark, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-39848**

Dear Mr. Brumana:

We have reviewed your May 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations., page 46

1.   We note your response to our prior comment #1. Even with the addition of discussing net (loss) income attributable to common stockholders in this section, your discussion still gives undue prominence to your non-GAAP results by presenting and discussing them before your GAAP results. Accordingly please move your entire section titled "Key Operating and Non-GAAP Financial Metrics" to after your "Results of Operations" discussion.

Rodrigo Brumana
Poshmark, Inc.
June 1, 2022
Page 2

  You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services